Alpha Investment Inc.

200 East Campus View Blvd., Suite 200

Columbus, OH 43235

July 13, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:  Tom Kluck, Esq.

Joshua Lobert, Esq.

Ms. Becky Chow

Ms. Kristi Marrone

Re: Alpha Investment Inc.

Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”)

Filed June 20, 2018

File No. 333-221183

Ladies and Gentlemen:

In response to the Staff’s comment letter of July 5, 2018 (the “Letter”), Alpha Investment Inc. (the “Company”) hereby files Amendment No. 5 to the Registration Statement on Form S-1.

The following sets forth the Company’s response to the comments set forth in the Letter.  For your convenience, the response to each comment follows the comment itself.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended March 31, 2018 as compared to three months ended March 31, 2017, page 32

Comment:

1.

We note that you generated approximately $8,000 in net investment income for the three months ended March 31, 2018 resulting from the amortization of loan origination fees of $430,000, offset by amortization of loan costs of $420,000. Given that these offsetting fees and costs are being amortized over a loan period of five years, explain to us why approximately $8,000 of the $10,000 net unamortized fees was accreted into income over a three month period.

Response:

In response to the Staff’s comment, the Company has confirmed that all deferred items are being accreted over 5 years and the Company has modified the disclosure regarding the nature of the approximately $8,000 of investment income for the three months ended March 31, 2018.

Temporary Equity, page F-15

Comment:

2.

We note the table provided in response to comment 12. Please revise the table in your amended registration statement and in future periodic reports to present a rollforward of the temporary equity accounts which reconciles the beginning and ending balances of each account.

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Response:

In accordance with the Staff’s comment, the Company has revised the “Temporary Equity” table on page F-15.

If you have any further questions or comments, kindly contact the undersigned at (305) 704-3294 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC at (305) 358-5100.

Very truly yours,

ALPHA INVESTMENT INC.

By:  /s/ Todd C, Buxton

Todd C. Buxton, Chief Executive Officer

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